ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh

T +1 617 235 4614

michelle.huynh@ropesgray.com

January 22, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	PIMCO Income Strategy Fund II (the “Fund”)

File Nos. 333-275116 and 811-21601

Dear Ms. Dubey:

Thank you for your additional comments provided on December 28, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on October 20, 2023, and the Fund’s initial comment response letter dated December 27, 2023 (the “Initial Letter”), addressing the initial comments that the Fund received with respect to the Registration Statement on November 15, 2023.

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement. Any comment references noted herein are to the Initial Letter. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

*  *  *

1.	Comment: Regarding the response to Comment #10, please distinguish between investments that constitute the Fund’s “principal portfolio emphasis” with those that don’t.

Response: The Fund will make the requested change.

2.

Comment: Regarding the responses to Comment #13, please disclose in the prospectus that the Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

Response: The Fund will add the requested disclosure.

*   *   *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Adam Schlichtmann at (617) 951-7114.

Very truly yours,

/s/ Michelle Huynh

Michelle Huynh

cc:   Wu-Kwan Kit, Esq.

Timothy A. Bekkers, Esq.

David C. Sullivan, Esq.

Adam M. Schlichtmann, Esq.